EXHIBIT 99.14

P R O X Y

SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF OREZONE RESOURCES INC.
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JUNE 5, 2003.

        The undersigned shareholder of Orezone Resources Inc. (the “Corporation”) hereby appoints Ronald Little OR INSTEAD OF HIM _____________________ as proxy, with power of substitution, to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the shareholders of the Company (the “Meeting”) to be held at The Royal Ottawa Golf Club, Aylmer Road, Aylmer, Quebec at 4:00 p.m. (Ottawa time) on Thursday, June 5, 2003 and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned was present at the said meeting or any adjournment or adjournments thereof, provided that the undersigned specifies and directs the above-named person that the shares registered in the name of the undersigned shall be:

(1)	VOTED FOR ( ) or WITHHOLD FROM VOTING ( ) (or if no specification is made, VOTED FOR) in respect of the election as directors of all the persons named below:

Ronald Little Bob Mason David Netherway Michael Halvorson Suren Mirchandani

(2)	VOTED FOR ( ) or WITHHOLD FROM VOTING ( ) (or if no specification is made, VOTED FOR) in respect of the re-appointment of Raymond Chabot Grant Thornton as the independent auditors of the Corporation for the fiscal year ending December 31, 2003 and to authorize the directors to fix the auditors’ remuneration;

(3)	VOTED FOR ( ) or VOTED AGAINST ( ) (or if no specification is made, VOTED FOR) in respect of the ordinary resolution set out in the Management Information Circular authorizing the issuance or make subject to issuance by the Corporation in one or more private placements during the twelve (12) month period commencing on June 5, 2003 of such number of securities that would result in the Corporation issuing or making issuable additional common shares up to an aggregate limit of 100% of the number of the Corporation’s issued and outstanding common shares as at April 14, 2003; and

(4)	VOTED FOR ( ) or VOTED AGAINST ( ) (or if no specification is made, VOTED FOR) the approval, ratification and confirmation, subject to the approval of the regulatory authorities having jurisdiction over the securities of the Corporation, of the resolution of the Board of Directors authorizing an amendment to the 1997-1998 Stock Option Plan of the Corporation in order to increase the number of shares issuable pursuant to the terms thereof.

(5)	VOTED FOR ( ) or VOTED AGAINST ( ) (or if no specification is made, VOTED FOR) the approval, ratification and confirmation of the resolution of the Board of Directors dated November 8, 2002 granting options to purchase 2,300,000 Class “A” shares of the capital of the Corporation to directors, advisors, employees and consultants of the Corporation.

(6)	voted on such amendments to the foregoing matters and on such other matters as may properly be brought before the meeting.

If this proxy is properly signed and delivered, the shares represented thereby will be voted or withheld from voting on any ballot that may be called for, in accordance with the instructions contained herein.  In the absence of such instructions, such shares will be voted FOR all resolutions as stated in the Management Information Circular accompanying this proxy.

This proxy revokes any proxy previously given.

DATED              , 2003.

______________________________________
(Signature of Shareholder)

______________________________________
Please Print Name

This proxy confers discretionary authority on the above-named person to vote with the best judgement of such person in respect of any amendments or variations to the matters identified in the Notice of Meeting accompanying this proxy instrument and in respect of other matters that may properly be brought before the Meeting, including, but not limited to, matters which the Board of Directors is not aware will be presented at the Meeting, the election of any person as a director if any nominee named above is unable to serve or for good cause will not serve, and matters incident to the Meeting.

The person specified above as proxy is an officer of the Corporation. Each shareholder has the right to appoint a person to attend and act on his or her behalf at the Meeting other than the person specified above. To exercise this right, the shareholder should insert the name of the person to be appointed in the blank space provided above and strike out the other name.

This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof. If not dated in the space provided below, this proxy will be deemed to bear the date on which it was mailed to the shareholder.

Properly executed proxies must be deposited no later than 5:00 p.m. (Toronto time) on Tuesday, June 3, 2003 or not less than 48 hours, prior to the time of the holding of any adjournment or adjournments of the Meeting, with the Corporation’s transfer agent, Computershare Trust Company of Canada, Proxy Department. PO Box 18210, Stn BRM B, Toronto, Ontario, M7Y 3J1.